

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

Via E-mail
Guy Martin
President and Chief Executive Officer
Tungsten Corp.
1671 SW 105 Lane
Davie, FL 33324

> **Re:** **Tungsten Corp.**
> **Registration Statement on Form S-1**
> **Filed April 10, 2014**
> **File No. 333-195173**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis as to whether Hanover is your affiliate, as defined in Rule 405 under the Securities Act of 1933, as amended. Please provide a detailed response, and please specifically address Hanover's ability to acquire additional securities pursuant to its rights in connection with the Note Purchase Agreement and the Purchase Agreement. Please note that our accommodation for equity line transactions does not extend to affiliates of the registrant.

Prospectus Summary, page 1

2. Please add a disclosure to this section that briefly summarizes the potential negative impact and limits of the Purchase Agreement transaction. In this regard, you should summarize the potential dilutive effect, the potential change in control impact, the

potential impact on your liquidity, and limits of your ability to make draws under the agreement.

Recent Developments, page 2

Senior Convertible Note Financing with Hanover Holdings I, LLC, page 2

Note Purchase Agreement and Convertible Note, page 2

3. We note that the Convertible Note is convertible at any time, in whole or in part, at Hanover's option into shares of your common stock at a fixed conversion price of $0.0325 per share, subject to adjustment pursuant to the "full ratchet" and standard anti-dilution provisions contained in the Convertible Note. We are concerned that such conversion terms may constitute a nominal conversion price, which, in view of the fact that the Note Purchase Agreement and the Purchase Agreement transactions occurred with two months of each other, suggests to us the possibility that the two transactions might in fact be more appropriately viewed as a single transaction. In such event, given the terms of the Note Purchase Agreement, it would appear that a combined transaction would not satisfy the requirements of our accommodation for equity line transactions.

Risk Factors, page 10

4. Please include a risk factor reflecting the risk of any covenants or other prohibitions in the Note Purchase Agreement and Purchase Agreement transactions restricting your business and actions, particularly a restriction on additional capital raising activities or advise us why you believe such a risk factor is not appropriate.

5. Please include a risk factor reflecting the risk of any difficulties the sale of securities under the Purchase Agreement will have on maintaining a stock listing on quotation systems such as difficulties in complying with listing standards.

Description of Business, page 35

6. Please explain your business plan in greater detail. We note under Properties your discussion of the step and cost necessary in connection with the possible commercialization of the Cherry Creek Project.   However, please revise your disclosure here to describe in detail your plan of operations for the next twelve months, including descriptions of the milestones you anticipate reaching, the anticipated timeframe of each milestone, and the amount and source of funds necessary to achieve each milestone.

Security Ownership of Certain Beneficial Owners . . . , page 66

7. Please tell us why you have excluded Hanover from the table. In this regard, we note that Hanover appears to beneficially own at least 5,988,254 shares, which number would be sufficient to warrant the inclusion of Hanover in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director